Exhibit 99.2

Nuera Communications, Inc.
Consolidated Interim Financial Statements
June 30, 2006

Nuera Communications, Inc.

NUERA COMMUNICATIONS, INC.
CONSOLIDATED BALANCE SHEETS – UNAUDITED
(In thousands)

June 30, 2006

ASSETS
Current assets:
Cash and cash equivalents	$2,275
Restricted short-term investments	208
Accounts receivable, net	2,948
Inventories	1,088
Other current assets	315

Total current assets	6,834

Property and equipment, net	672
Other assets	1

Total assets	$7,507

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$1,428
Deferred revenue	1,429
Accrued expenses	5,903

Total current liabilities	8,760
Other liabilities	220

Total liabilities	8,980

Commitments and contingencies (Note 6)
Redeemable preferred stock:
Series A redeemable convertible preferred stock, par value $0.001 per share:
35,650,000 shares authorized; 34,709,907 shares issued and
outstanding as of June 30, 2006
(liquidation preference of $24,963 as of June 30, 2006)	24,582

Stockholders' deficit:
Common stock, par value $0.001 per share: 80,000,000 shares authorized;
34,149,721 shares issued and outstanding as of June 30, 2006	34
Additional paid-in capital	90,872
Receivable - sale of stock	(363)
Accumulated deficit	(116,598)

Total stockholders' deficit	(26,055)

Total liabilities and stockholders' deficit	$7,507

NUERA COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS - UNAUDITED
(In thousands)

Three months ended June 30, 2006

Net revenues
Product sales	$2,665
Service and other revenues	1,460

Total net revenues	4,125

Cost of revenues:
Product sales	1,597
Service and other revenues	471

Total cost of revenues	2,068

Gross profit	2,057

Operating expenses:
Research and development	2,044
Sales and marketing	1,278
General and administrative	3,350

Total operating expenses	6,672

Loss from operations	(4,615)

Other income (expense):
Interest income	28
Interest expense	-
Other income (expense)	(585)

Net other expense	(557)

Loss before income taxes	(5,172)
Income tax provision	8

Net loss	(5,180)
Accrued dividends on preferred stock	(650)
Accretion of preferred stock	(40)

Net loss available to common stockholders	$(5,870)

NUERA COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - UNAUDITED
(In thousands)

Three months ended June 30, 2006

Cash flows from operating activities:
Net loss	$(5,180)
Adjustments to reconcile net loss to net cash used in
operating civilities:
Depreciation and amortization	94
Bad debt expense	358
Stock based compensation	12
Loss on disposal of fixed assets	83
Changes in operating assets and liabilities:
Accounts receivable	709
Inventories	561
Other assets	(108)
Accounts payable	(452)
Deferred revenue	(1,010)
Accrued expenses	3,235

Net cash used in operating activities	(1,698)

Cash flows from investing activities:
Purchase of restricted short-term investments	(115)
Purchases of equipment	(83)

Net cash used in investing activities	(198)

Net increase decrease in cash and cash equivalents	(1,896)

Cash and cash equivalents at beginning of year	4,171

Cash and cash equivalents at end of year	$2,275

Supplemental disclosures of cash flow information:
Interest paid	$-

Income taxes paid	$2

Supplemental schedule of non-cash investing and financing activities:
Receivable for the sale of stock	$363

Accrued dividends on preferred stock	$650

Accretion of preferred stock	$40

NUERA COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	The Company

Nuera Communications, Inc. (the “Company”) develops, manufactures and sells carrier-class telephony systems that enable cable operators and other communication service providers to deliver voice services using internet protocol and other data networking protocols over any transport medium. The Company sells to both domestic and international customers on a direct basis and through a global network of resellers. The Company operates in one business segment.

2.	Basis of Presentation

The accompanying financial statements of Nuera Communications, Inc. (the “Company”) are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for audited financial statements. In the opinion of management, these financial statements include all adjustments considered necessary for a fair presentation of the financial position, operating results and cash flows for the interim period presented. Operating results for the three months ended June 30, 2006 are not necessarily indicative of the results of operations that may be expected for the year ended March 31, 2007. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended March 31, 2006

3.	Significant Accounting Policies

Principles of Consolidation

The accompanying financial statements consolidate the accounts of the Company and its wholly-owned subsidiaries. The Company’s wholly-owned subsidiaries include a research and development entity in the United Kingdom and a sales and support entity in Singapore. All intercompany accounts and transactions are eliminated in consolidation.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. This pronouncement prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in the Company’s tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective for the Company beginning January 1, 2007. The Company does not believe the adoption of FIN 48 will have a material effect on its financial statements in the future.

NUERA COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	Selected Balance Sheet Information at June 30, 2006 (in thousands)

Accounts receivable, net:
Accounts receivable	$3,362
Allowance for doubtful accounts	(414)

$2,948

Inventories, net:
Finished goods	$202
Work in progress	36
Raw materials	850

$1,088

Other current assets:
Prepaid expenses	$271
Deposits	29
Other current assets	15

$315

Property and equipment, net:
Machinery and equipment	$9,915
Computer equipment and software	2,703
Furniture and fixtures	558
Leasehold improvements	408

13,584
Accumulated depreciation and amortization	(12,912)

$672

Depreciation and amortization expense related to property and equipment was $94,000 during the three months ended June 30, 2006

Accrued expenses:
Accrued compensation and related expenses	$1,116
Accrued warranty expenses	221
Accrued professional fees	2,776
Accrued litigation settlements	1,242
Customer deposits	110
Other accrued expenses	438

$5,903

5.	Stock-Based Compensation

On April 1, 2006 the Company adopted Statement of Financial Accounting Standards (“SFAS”) No.123 (Revised 2004), “Share Based Payment,” (“SFAS 123R”), using the modified prospective method. In accordance with SFAS No. 123R, the Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period. The Company determines the grant-date fair value of employee share options using the Black-Scholes option-pricing model.

NUERA COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Stock-Based Compensation – continued

Under the modified prospective approach, SFAS No. 123R applies to new awards and to awards that were outstanding on April 1, 2006 that are subsequently modified, repurchased or cancelled. Under the modified prospective approach, compensation cost recognized for the first quarter of fiscal 2006 includes compensation cost for all share-based payments granted prior to, but not yet vested on, April 1, 2006, based on the grant-date fair value estimated in accordance with the pro forma provisions of SFAS No. 123R, and compensation cost for all share-based payments granted subsequent to April 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. Prior periods were not restated to reflect the impact of adopting the new standard. During the three-months ended June 30, 2006, the Company recorded $12,000 in non-cash charges related to the implementation of SFAS No. 123R. As of June 30, 2006, there was no unrecognized compensation costs related to unvested options.

The Company granted no options to purchase shares of common stock during the three-months ended June 30, 2006.

The following table summarizes stock option activity and related information during the three-months ended June 30, 2006:

	1998 Plan		2003 Plan
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price

Balance at March 31, 2006	39,104	$59.38	10,526,156	$0.06
Granted	-		-
Exercised	-		(5,896,353)	$0.06
Forfeited or canceled	(470)	$218.17	(63,803)	$0.06

Balance at June 30, 2006	38,634	$57.45	4,566,000	$0.07

As of June 30, 2006 all outstanding options under the 1998 and 2003 Stock Option Plans were fully vested.

6.	Commitments and Contingencies

Judgment

During the year ended March 31, 2000, a grievance was filed by seven former employees of the French subsidiary of the Company, Nuera EMEA. The former employees claimed that Nuera EMEA breached its labor contract with each by unfairly terminating them without appropriate notice. The Company believes that all of the employees voluntarily resigned. In January 2001, a judgment in favor of the Company was rendered, which was then appealed by the former employees. In January 2004, the appeal was heard. Shortly thereafter, in March 2004, a judgment overturning the initial ruling was rendered. The new judgment awarded the former employees pay and other compensation equal to approximately $742,000. In September 2004, Nuera EMEA filed a petition for bankruptcy, which was approved, and liquidation proceedings commenced. However, in July 2005, the court appointed liquidator filed suit seeking to extend the obligations of Nuera EMEA to the Company. The Company is expecting to receive a written decision from the Paris Commercial Court in September. At June 30, 2006, the Company maintains a reserve of $742,000 in accrued expenses should it ultimately be required to pay the judgment.

NUERA COMMUNICATIONS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6.	Commitments and Contingencies – continued

Customer Indemnification

In January 2005, the Company was notified that one of its customers had been named as a defendant in a patent infringement suit involving technology similar to the Company’s. In the suit, the plaintiff alleged that the customer uses devices to offer services that infringe upon a patent the plaintiff owns. The plaintiff is seeking unspecified compensation for the customer’s alleged infringement. The customer sought indemnification from the Company pursuant to the terms of an agreement between the customer and the Company. Management believes it is probable that a settlement will be reached regarding the Company’s maximum indemnification exposure, which based on discussions with the customer is estimated to range from $25,000 to $1,000,000. Accordingly, the Company has recorded a $500,000 expense and accrued liability related to this indemnification contingency as of June 30, 2006 based on its estimate of the probable loss.

7.	Subsequent Event

On July 5, 2006, the Company finalized an agreement with AudioCodes, Inc. (“AudioCodes”) pursuant to which the Company was acquired by, and became a wholly-owned subsidiary of AudioCodes.